Exhibit 13
NCB: 2007 NCB Annual Report
Letter from the President
I must confess that it is not that easy for me to report on NCB’s results for 2007, partly because I have been somewhat spoiled. It has been my privilege for the previous 15 straight years to bring you a steady sequence of positive news on NCB’s performance. Yet 2007 calls for presenting a different story altogether.
There is no way to sugarcoat what happened. The past year proved to be one of the most challenging, yet not only for NCB but also for the entire financial services sector. Still, we have come through this unstable period with strengths that bode well for 2008 and beyond.
NCB, like nearly every other financial institution, had a disappointing year. Unprecedented volatility shook the commercial real estate capital markets and the residential lending market, and we were among the many institutions to feel the impact. As a result, NCB experienced a $0.5 million loss for 2007, the first time in our history we ended a year in negative territory. Even though the loss was slight, the absence of earnings means that we will be unable to distribute patronage refunds to our members during 2008.
Let me quickly add that the news is not all bad, not by a long shot. In fact, despite the loss last year, NCB’s position going forward is most encouraging. Beneath the surface, our story is much stronger than the 2007 bottom-line numbers might imply. As a cooperative serving the financial needs of other cooperative enterprises, we take the long-term view. Temporary setbacks and fluctuations in the financial environment are inevitable. There is no guarantee we will not see more surprises in the future. But our dedication to providing the best products and services to our customers is unshakeable – a constant commitment amid the short-term ups and downs affecting the financial climate.
Managing Change in a Challenging Market
Our customer-centered business philosophy has guided us at every step as we took quick action in 2007 to mitigate the effects of a market in sudden turmoil. The principal reason for our loss was that we had commercial real estate loans in the pipeline slated to be sold into the capital markets. But when the debt crisis hit last summer, risk premiums demanded by investors skyrocketed. So we had to make a critical decision. Should NCB hold onto these loans and wait to see what happens or should we expedite the selling of them — even though it would be a loss — to protect against future market declines? We chose the latter course, selling off more than $500 million in underpriced loans. That decision turned out to be a prudent one. As always, we retain the servicing on all of the loans sold, so our customers were not affected. And we were able to enhance our overall liquidity as a result of the sale.

Realizing that the capital markets may take a while to return to normalcy, we have taken a further step. During this interim period when most lenders have been forced to pull back from using the capital markets to originate commercial real estate loans, NCB has come forward with a highly flexible, portfolio lending product to serve the ongoing borrowing needs of our customers. As an alternative to reliance on the capital markets, portfolio lending enables NCB to provide fixed rate loans with attractive terms for all commercial property types. So, although the dynamics of the marketplace shifted radically, we kept our focus on making the necessary adjustments to serve a valued set of customers.
Another example of our proactive management under adverse market conditions was that we took the initiative to expand our relationship with Fannie Mae so that we could continue to sell cooperative and multifamily housing loans. The result is that we are able to reduce the size of our loan warehouse and gain added liquidity, which translated into more money to lend to our customers in these uncertain times.
As for sub-prime mortgage loans, the topic of so much media coverage, NCB has very little exposure. Our portfolio of these loans is tiny, only 1 percent of assets. And all of these loans are fully underwritten with no teaser rates or options that would cause a steep up-tick in rates.
Positive Outcomes in Credit Quality, Liquidity and Capital
At a time when most financial institutions find themselves coping with dramatic upsurges in problem loans and delinquencies, our results moved in the opposite direction. We are one of the few institutions to show improvements in our credit quality for 2007. I think this is further proof that our longstanding conservative approach to underwriting is best for our customers in the long run. Bad debt charge-offs, net of recoveries, were very low at the end of the year, merely 0.2 percent of all loans. And delinquencies decreased to 1.1 percent at year-end compared to 1.4 percent at year-end 2006.
Also, in contrast to many other institutions reeling from the disruptions in the mortgage and capital markets, we have not been severely hampered in our ongoing ability to serve our customers. On the contrary, NCB realized a 10 percent growth in portfolio loans outstanding during 2007 (excluding loans held for sale), with new loan originations at an all-time high. We also saw our deposit base, a critical source of NCB’s funding, grow 27 percent, reaching $1.0 billion at year’s end, confirming the attractiveness to retail customers of our expanding array of cash management services.

The challenges posed in 2007 may have been extraordinary. Yet, in many key areas – credit quality, liquidity and capital base – we have emerged with a very solid foundation for meeting customers’ needs in the months and years to come.
The recent capital markets volatility brought home once again the virtues of having diversified sources to fund NCB’s activities. We were fortunate to have begun the process of building up our depository base over the past eight years as an alternative to depending solely on funding in the capital markets. Each year we have seen our deposits grow in volume and become an ever expanding percentage of our total funding. By year-end 2007, our depository products generated 64 percent of NCB’s overall funding. In 2008, we anticipate consumers and businesses will again gravitate to our retail banking options and cash management services as we expand our offerings and make it easier than ever to bank with us.
Delivering Added Convenience & Service to Our Customers
NCB has a network of bricks-and-mortar retail banking locations serving consumers in southwest Ohio. In 2007, NCB expanded its community banking operations by opening two new branches, in Blanchester and Wilmington. We now have five strategically located retail facilities delivering a community-oriented personal touch to meet residents’ banking needs. The new locations will provide added convenience for local customers and contribute to continued growth in our Ohio-based deposits, which climbed to $133 million in 2007. New customers can take advantage of a new feature, the NCB Switch Kit, which enables them to move their bank accounts seamlessly to NCB from other financial institutions. This service is available not only to Ohio consumers but also to anyone anywhere in the country migrating from another financial institution to NCB.
On a national level, we have put into place a “virtual banking” platform that allows corporate and merchant customers to streamline their banking activities and manage their accounts with us regardless of where they are located. We provide an array of web-based services for them to accomplish all their banking needs, save fees and do away with time-consuming trips to the bank.
For example, our new Virtual Vault with Safepoint® product, developed in partnership with Loomis, offers retail businesses access to a national cash distribution network for the acceptance of daily electronic deposits of cash and currency. An on-site high-security safe verifies the deposits and provisionally makes funds available to the business. Another NCB service product launched in late 2007, is Real Time Deposit, a remote deposit capture product, and the Bank’s latest progression in providing its business customers the most complete and convenient suite of business banking services. NCB’s Real Time Deposit provides customers with the capacity to scan check payments and electronically deliver – via a secure internet connection — the images and information to NCB for immediate electronic deposit into the customer’s account.

In 2007, NCB launched CDARS®, the Certificate of Deposit Account Registry Service developed in partnership with the Promontory International Financial Network. CDARS® enables customers to open accounts with NCB and receive full FDIC insurance coverage on CD amounts larger than $100,000. We are able to do this because, although customers deal only with us and receive one rate, we split the amount of the deposit into smaller pieces (less than $100,000) and place them with a special network of banks where they are individually FDIC-insured. The result is customer peace of mind.
We also introduced new mortgage products to make consumer borrowing from us easier. The popularity of our home equity lines of credit, first offered in 2005, led us to develop a companion product – home equity loans – which we introduced in 2007. Both products, providing flexible financing solutions at competitive rates, enable customers owning a co-op, condo or single-family home to take advantage of the equity value of their unit or property. They can borrow from us and use the money to cover almost any type of expense, from debt consolidation to renovating a bathroom or paying college expenses.
Furthermore, we have made the whole process of borrowing from us more convenient than ever through our new online application service. By clicking on www.ncb.coop/apply, prospective borrowers now have the ability to research NCB’s home loan products, view current rates and apply for a co-op, condo or single-family home loan at any time and receive a decision within minutes of submitting an application. It is another example of how we are committed to streamlining and simplifying our customers’ banking experience with us.
Mission Banking, Another Bright Spot
Through NCB’s Mission Banking initiative, begun in 2004, we have focused resources from across the NCB Financial Group with a very specific goal – to help underserved communities help themselves. Our objective is to reach a cumulative total of $1.5 billion in low-income lending by 2009. Working together with our nonprofit affiliate, NCB Capital Impact, we continued to make strides in 2007 toward strengthening communities across the country. In 2007, we were able to deliver $450 million to benefit low- and moderate-income communities and our cooperative development initiatives.
We were gratified to see NCB Capital Impact receive a 2007 allocation of $100 million in New Markets Tax Credits from the U.S. Treasury Department. The allocation will enable us to deliver innovative financial tools to organizations serving families in need. Our allocation is targeted primarily at financing healthcare and education facilities in low-income neighborhoods. This is the third New Markets Tax Credit allocation awarded to us, bringing the total received by NCB Capital Impact under the program to $229 million.

Another exciting component of our Mission Banking efforts is The GREEN HOUSE® Replication Imitative, funded by grants from the Robert Wood Johnson Foundation, which is designed to do nothing less than change the paradigm for long-term skilled nursing care. Under the program leadership of NCB Capital Impact, we are creating demonstration models to show how it is possible to have more life-enriching home-like settings for persons of low- and moderate-income who require skilled nursing care. The rollout plan is for every state in the nation to have at least one GREEN HOUSE® home model open within five years.
Integral to our Mission Banking initiative is a special commitment to the economic development and expansion of cooperatives. We believe co-ops are a powerful resource that permits communities to maximize their collective strength. For example, the Food Co-op 500 Program, started in 2005, illustrates what can be accomplished when technical resources and early-stage funding are made available to a targeted market segment, in this instance, retail food co-ops. To date, through a combination of grants and loans exceeding $200,000 funded by NCB, NCB Capital Impact and the Blooming Prairie Foundation, we have been able to give assistance to 16 start-up grocery cooperatives.
Developed in partnership with the National Cooperative Grocers Association and Cooperative Development Services, the Food Co-op 500 has sparked widespread interest since its inception, prompting us to hire a development specialist in 2007 to focus exclusively on growing the program. The aim is to give rise to 500 new retail food co-ops by 2015.
We are convinced the cooperative business model has strong potential in other sectors of the economy as well. So we are laying the groundwork for developing purchasing cooperatives in industries and market segments that heretofore have not realized the full power of group buying. I expect to have more to report on these preparatory activities in the near future.
Community Outreach
Promoting the advantages of successfully managed and marketed cooperative housing for low-income residents has long been a priority for us. Accordingly, two noteworthy events took place in 2007. NCB and NCB Capital Impact hosted our first-ever clinic in Washington, DC, to address the challenges facing the city’s affordable housing cooperatives. City dignitaries and more than 32 local community groups and representatives from 1,220 housing units participated, and it was so successful that we plan on hosting another clinic in September 2008.
Also, NCB Capital Impact and the nonprofit organization NeighborWorks America hosted a full-day symposium in Portland, Oregon, for community developers and policy leaders to discuss the host of issues surrounding the “shared equity” approach to expanding affordable home ownership, a hybrid model that combines characteristics of fee simple ownership and rental housing.

Every October, NCB plays a central role in National Co-op Month. In observance, we publish the NCB Co-op 100, the only report of its kind, which gives an annual snapshot of the vital contributions co-ops make to the health of our economy. The latest statistics, for 2006, showed the top 100 highest-earning cooperative businesses accounted for more than $150 billion in combined revenues, $11 billion higher than the previous year’s total, evidence that the cooperative sector is on a path of steady growth. This year we also showcased the environmentally sustainable practices inherent in many cooperative business models. Sixteen of the top 100 cooperatives have put in place innovative approaches to “green” business. And what holds true for many of the leading cooperative companies also applies to NCB. We have implemented a “sustainability” program that encourages employees at work and in their private lives to follow eco-friendly practices that will help preserve the environment for future generations. As part of Mission Banking objectives, we want to spread the word about how cooperatives, because they are so responsive to their members and their communities, can lead the way in fostering a “greener” America.
Our Customers, Our Employees, Our Mission
Extraordinary times often bring out the best in people. That is certainly true of our customers who have been understanding and loyal to us throughout this turbulent year. Once again, on our customer surveys, respondents have ranked us among the very best in customer satisfaction.
We will continue to do our best to deliver the same kind of responsive personal service our customers have come to expect of us. We prosper only to the extent our customers do.
Finally, I have nothing but praise for the NCB employees. They have risen to the occasion time and time again, and I have every confidence they will face the challenges ahead with the same combination of ingenuity and integrity that has served us so well in 2007. I also want to commend our employees for receiving the Mortgage Bankers Association award for best overall corporate diversity program among real estate finance companies. They deserve to be proud of this recognition.
As we move forward into 2008, the financial climate may continue to be stormy, and NCB is prepared to adapt promptly to changing conditions just as we have done in 2007. But one thing will not alter – our staunch dedication to advancing our mission.
The year 2008 marks the 30th anniversary of the legislation that led to our creation. Our purpose today is the same as it was when first given to us: “To support and be an advocate for America’s cooperatives and their members, especially in low- income communities, by providing innovative financial and related services.” Those words anchor us even in unsteady times like these.

And Finally ...
I want to thank our outgoing NCB Board Chair, William F. Casey, Jr. for his outstanding contribution and leadership. Bill is also retiring as President and CEO of the Co-op Central Bank in Boston, Massachusetts, a long-term member of NCB. Bill is the third Chair from that institution, so I would also like to recognize Co-op Central Bank for their commitment to and participation in NCB. I would also like to welcome our incoming Chair, Irma Cota, Chief Executive Officer of North County Health Services. I look forward to working with Irma over the next year as she serves as Chair.
Most especially, I thank you — our customers — for your continued support and patronage of NCB. And you have my promise we will continue to do everything we can to meet your evolving financial needs.
Charles E. Snyder
President and Chief Executive Officer
NCB
Financial Review
The Numbers
Consolidated Balance Sheet (PDF)
Consolidated Statement of Income (PDF)
SEC Form 10-K (Full PDF)
NCB’s Board of Directors
NCB’s Board of Directors consists of 15 individuals. Twelve are elected by NCB customer-owners and represent cooperative endeavors in industry sectors that include housing, consumer goods, low-income and consumer services, as well as other eligible cooperatives. The remaining seats are available for appointment by the President of the United States. Presidential appointees represent small business, agencies or departments of the federal government, and entities that represent low-income areas.
William F. Casey, Jr., Chair
President and Chief Executive Officer
The Co-operative Central Bank
Boston, Massachusetts
NCB Board Member since 2002 (1)

Roger B. Collins
President and Chief Executive Officer
Harp’s Food Stores, Inc.
Springdale, Arkansas
NCB Board Member since 2005 (1)
Irma Cota, M.P.H., Vice Chair
Chief Executive Officer
North County Health Services
San Marcos, California
NCB Board Member since 2003 (2)
Steven F. Cunningham
S.F. Cunningham, LLC
Vienna, Virginia
NCB Board Member since 2005 (1)
William F. Hampel
Senior Vice President and Chief Economist
Credit Union National Association
Washington, DC NCB
Board Member since 2004 (3)
Grady Hedgespeth
Director of Financial Assistance
U.S. Small Business Administration
Washington, DC
NCB Board Member since 2003 (2)
Janis Herschkowitz
President and Chief Executive Officer
PRL, Inc.
Cornwall, Pennsylvania
NCB Board Member since May 2007 (*)
H. Jeffrey Leonard
President
Global Environment Fund Management Corp.
Washington, DC
NCB Board Member since 2002 (1)
Rosemary K. Mahoney
Consultant
MainStreet Cooperative Group
Lovingston, Virginia
NCB Board Member since 2003 (2)
Stephanie McHenry
President
ShoreBank Cleveland Banking Region
Cleveland, Ohio
NCB Board Member since 2001 (2)

David G. Nason
Assistant Secretary for Financial Institutions
U.S. Department of the Treasury
Washington, DC
NCB Board Member since June 2007 (*)
Richard Parkinson
President and Chief Executive Officer
Associated Food Stores, Inc.
Salt Lake City, Utah
NCB Board Member since 2003 (2)
Stuart Saft
Partner
Dewey and LeBoeuf
New York, New York
NCB Board Member since April 2007 (3)
Walden Swanson
Chief Executive Officer
CoopMetrics
Andover, Massachusetts
NCB Board Member since April 2007 (3)
Nguyen Van Hanh
Professor of Economics
California State University
Sacramento, California
NCB Board Member since May 2007 (*)

(1) Term ending 2008; (2) Term ending 2009; (3) Term ending 2010 * Appointed by the President of the United States
NCB Corporate Information
Principal Office
601 Pennsylvania Avenue, NW
North Building, Suite 750
Washington, DC 20004
(202) 349-7444; (800) 955-9622
Operations Center
2011 Crystal Drive, Suite 800
Arlington, Virginia 22202
(703) 302-8000; (800) 955-9622
Regional Offices
1333 Broadway, Suite 602
Oakland, California 94612
(510) 496-2200

250 Park Avenue, Suite 900
New York, New York 10177
(212) 808-0880
801 B Street, Suite 300
Anchorage, Alaska 99501
(907) 561-0777
Retail Branches
Main Office
139 South High Street
Hillsboro, Ohio 45133
(937) 393-4246
Hillsboro Kroger
575 Harry Sauner Road
Hillsboro, Ohio 45133
(937) 393-4247
Wilmington
2829 Rombach Avenue
Wilmington, Ohio 45177
(937) 382-2484
Fayetteville
19575 State Road 68
Fayetteville, Ohio 45118
(513) 875-4030
Blanchester Kroger
1001 Cherry Street
Blanchester, Ohio 45107
(937) 783-4046
Account Information
You can view loan, stock and deposit account information in the online banking section of www.ncb.coop. If you have specific questions regarding your account, please contact your loan administrator.
Annual Meeting
NCB’s Annual Meeting will be held at 5:00 pm on Thursday, May 1, 2008, in Washington, DC at the Navy Heritage Center-United States Navy Memorial.
Inquiries
For general information on NCB, please call (800) 955-9622.
Corporate Legal Counsel
Goodwin Procter LLP, Washington, DC
Subsidiaries
NCB Financial Corp. and NCB, FSB
Affiliate
NCB Capital Impact
2011 Crystal Drive, Suite 800
Arlington, Virginia 22202
(800) 955-9622
SEC Form 10-K